EXHIBIT 2

FIRSTSERVICE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2022

FIRSTSERVICE CORPORATION

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of FirstService Corporation (the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit Committee consisting of three independent directors. The Audit Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements and the effectiveness of ICFR at December 31, 2022. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded seven individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2022. The total assets and total revenues of the seven majority-owned entities represent 1.4% and 0.7%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2022.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2022, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Scott Patterson Chief Executive Officer	/s/ Jeremy Rakusin Chief Financial Officer

February 23, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of FirstService Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FirstService Corporation and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of earnings and comprehensive earnings, of shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded seven entities from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Company in purchase business combinations during 2022. We have also excluded these entities from our audit of internal control over financial reporting. Total assets and total revenues of these majority-owned entities excluded from management’s assessment and our audit of internal control over financial reporting represent 1.36% and 0.72%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment

As described in notes 2 and 10 to the consolidated financial statements, the Company’s goodwill balance was $886 million as of December 31, 2022. Goodwill is tested for impairment annually as of August 1, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount (the qualitative assessment). The Company also has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing a quantitative goodwill impairment test. In the current year, the Company performed a quantitative goodwill impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. Fair value is estimated using a market multiple method. Management applied significant judgment in estimating the fair value of each reporting unit, which included the use of significant assumptions relating to market multiples of earnings before interest, taxes, depreciation and amortization (EBITDA) for comparable entities with similar operations and economic characteristics.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of each reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to market multiples of EBITDA for comparable entities with similar operations and economic characteristics; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s reporting units. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of each reporting unit; (ii) evaluating the appropriateness of the market multiple method; (iii) testing the completeness and accuracy of underlying data used in the market multiple method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to market multiples of EBITDA for comparable entities with similar operations and economic characteristics, as applicable. Evaluating the reasonableness of the market multiples of EBITDA for comparable entities with similar operations and economic characteristics involved (i) comparing the market multiples of EBITDA to the market multiples of similar prior acquisitions made by the Company and to the current trading multiple of the Company; (ii) considering consistency with external market and industry data; and (iii) performing sensitivity analyses. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the market multiple method and the reasonableness of the market multiples of EBITDA for comparable entities with similar operations and economic characteristics assumptions used by management.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 23, 2023

We have served as the Company’s auditor since 2014.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except per share amounts)

Years ended December 31	2022	2021

Revenues (note 3)	$3,745,835	$3,249,072

Cost of revenues (exclusive of depreciation and amortization shown below)	2,565,720	2,202,840
Selling, general and administrative expenses	846,429	733,602
Depreciation	61,415	55,074
Amortization of intangible assets	48,725	43,891
Acquisition-related items (note 4)	4,520	12,023
Operating earnings	219,026	201,642

Interest expense, net	25,191	16,036
Other income, net (note 6)	(146)	(23,399)
Earnings before income tax	193,981	209,005
Income tax (note 15)	48,974	52,875
Net earnings	145,007	156,130

Non-controlling interest share of earnings (note 12)	9,381	7,422
Non-controlling interest redemption increment (note 12)	14,552	13,496
Net earnings attributable to Company	$121,074	$135,212

Net earnings per common share (note 16)
Basic	$2.74	$3.08
Diluted	$2.72	$3.05

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(in thousands of US dollars)

Years ended December 31	2022	2021

Net earnings	$145,007	$156,130

Foreign currency translation loss	(7,882)	(183)
Comprehensive earnings	137,125	155,947

Less: Comprehensive earnings attributable to non-controlling shareholders	23,933	20,918

Comprehensive earnings attributable to Company	$113,192	$135,029

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

As at December 31	2022	2021
Assets
Current assets
Cash and cash equivalents	$136,219	$165,665
Restricted cash	23,129	28,606
Accounts receivable, net of allowance of $18,247 (December 31, 2021 - $13,984) (note 2)	635,942	551,564
Income tax recoverable	20,894	6,842
Inventories (note 7)	242,341	161,387
Prepaid expenses and other current assets	50,347	50,596
	1,108,872	964,660

Other receivables	4,881	4,719
Other assets	31,972	14,619
Deferred income tax (note 15)	1,696	1,760
Fixed assets (note 8)	167,012	138,066
Operating lease right-of-use assets (note 5)	205,544	159,730
Intangible assets (note 9)	368,451	382,107
Goodwill (note 10)	886,086	843,362
	1,665,642	1,544,363
	$2,774,514	$2,509,023

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$115,989	$100,125
Accrued liabilities (note 7)	282,324	286,404
Income tax payable	2,787	2,554
Unearned revenues	125,542	116,415
Operating lease liabilities - current (note 5)	49,145	48,047
Long-term debt - current (note 11)	35,665	57,436
Contingent acquisition consideration - current (note 18)	25,537	7,491
	636,989	618,472

Long-term debt - non-current (note 11)	698,798	595,368
Operating lease liabilities - non-current (note 5)	168,557	122,337
Contingent acquisition consideration (note 18)	8,651	24,855
Unearned revenues	17,864	15,083
Other liabilities	51,663	71,981
Deferred income tax (note 15)	51,097	42,070
	996,630	871,694
Redeemable non-controlling interests (note 12)	233,429	219,135

Shareholders' equity	907,466	799,722
	$2,774,514	$2,509,023
Commitments and contingent liabilities (note 19)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors,
/s/ Joan Sproul	/s/ D. Scott Patterson
Director	Director

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and			Retained	other
	outstanding		Contributed	Earnings	comprehensive
	shares	Amount	surplus	(Deficit)	income (loss)	Total
Balance, December 31, 2020	43,587,554	$770,032	$59,303	$(171,085)	$2,148	$660,398

Net earnings	-	-	-	135,212	-	135,212
Other comprehensive earnings	-	-	-	-	(183)	(183)

Subsidiaries’ equity transactions	-	-	13	-	-	13

Common Shares:
Stock option expense	-	-	14,746	-	-	14,746
Stock options exercised	425,477	27,396	(5,813)	-	-	21,583
Dividends	-	-	-	(32,047)	-	(32,047)
Balance, December 31, 2021	44,013,031	$797,428	$68,249	$(67,920)	$1,965	$799,722

Net earnings	-	-	-	121,074	-	121,074
Other comprehensive loss	-	-	-	-	(7,882)	(7,882)

Subsidiaries’ equity transactions	-	-	17	-	-	17

Common Shares:
Stock option expense	-	-	18,046	-	-	18,046
Stock options exercised	213,462	15,601	(3,305)	-	-	12,296
Dividends	-	-	-	(35,807)	-	(35,807)
Balance, December 31, 2022	44,226,493	$813,029	$83,007	$17,347	$(5,917)	$907,466

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

Years ended December 31	2022	2021

Cash provided by (used in)

Operating activities
Net earnings	$145,007	$156,130

Items not affecting cash:
Depreciation and amortization	110,140	98,965
Deferred income tax	7,436	(2,616)
Contingent acquisition consideration fair value adjustments	(594)	10,236
Gain on sale of disposal of business	-	(12,518)
Gain on sale of fixed asset	-	(7,291)
Stock-based compensation and other	18,965	15,755

Changes in non-cash working capital:
Accounts receivable	(69,671)	(86,943)
Inventories	(71,517)	(15,505)
Prepaid expenses and other current assets	266	(8,591)
Accounts payable	11,545	(10,363)
Accrued liabilities	(8,844)	12,329
Income tax payable	(13,819)	(4,783)
Unearned revenues	3,821	18,075
Other liabilities	(26,842)	17,662

Contingent acquisition consideration paid	-	(13,273)
Net cash provided by operating activities	105,893	167,269

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(51,994)	(163,221)
Disposal of businesses, net of cash disposed (note 6)	-	15,780
Purchases of fixed assets	(77,609)	(58,204)
Other investing activities	(31,197)	(675)
Net cash used in investing activities	(160,800)	(206,320)

Financing activities
Increase in long-term debt	150,156	130,480
Repayment of long-term debt	(70,000)	(68,422)
Financing fees paid	(2,468)	-
Purchases of non-controlling interests	(21,794)	(7,860)
Sale of interests in subsidiaries to non-controlling interests	343	1,350
Contingent acquisition consideration paid	(6,806)	(12,252)
Proceeds received on exercise of stock options	12,296	21,583
Dividends paid to common shareholders	(34,884)	(31,207)
Distributions paid to non-controlling interests	(8,061)	(9,241)
Net cash provided by financing activities	18,782	24,431

Effect of exchange rate changes on cash	1,202	(47)

Decrease in cash, cash equivalents and restricted cash	(34,923)	(14,667)
Cash, cash equivalents and restricted cash, beginning of year	194,271	208,938
Cash, cash equivalents and restricted cash, end of year	$159,348	$194,271

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, First Onsite, California Closets, CertaPro Painters, Pillar to Post Home Inspectors, Floor Coverings International, and Century Fire Protection.

2.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, recoverability of goodwill and intangible assets, and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the Company has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

The Company’s restricted cash balance consists primarily of cash related to our marketing funds in the FirstService Brands segment, cash held for certain employees’ benefit plans, and cash held for insurance broker commissions owed in our FirstService Residential segment.

Accounts Receivable

In the ordinary course of business the Company extends non-interest bearing trade credit to its customers. Accounts receivable are carried at amortized cost and reported on the face of the consolidated balance sheets, net of an allowance for credit losses. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. In determining the allowance for credit losses, the Company analyzes the aging of accounts receivable, historical payment experience, customer creditworthiness and current economic trends.

The allowance for credit losses is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

A reconciliation of our allowance for credit losses is found below:

(In thousands)	2022	2021

Allowance for credit losses, January 1	$13,984	$15,822
Bad debt expense	4,226	6,155
Write-offs to accounts receivable	(2,172)	(8,163)
Recoveries to accounts receivable	341	13
Other	1,868	157
Allowance for credit losses, December 31	$18,247	$13,984

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress inventory relates to construction contracts and real estate project management projects in process.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years straight-line

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. The classification of an asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to our second amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders, our $90,000 of senior secured notes (the “Senior Notes”), and our $60,000 of senior unsecured notes (the “Notes”) are deferred and amortized to interest expense using the effective interest method.

Leases

The Company has lease agreements with lease and non-lease components, and has elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). The Company has also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental collateralized borrowing rate at the lease commencement.

Minimum lease payments include base rent, fixed escalation of rental payments, and rental payments that are adjusted periodically depending on a rate or index.

Right-of-use assets represent the right to control the use of the leased asset during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the right-of-use asset. Over the lease term the lease expense is amortized on a straight-line basis beginning on the lease commencement date. Right-of-use assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. They are amortized over their estimated useful lives as follows:

Customer relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 1 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years
Backlog	straight-line over 6 to 12 months

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using an income approach.

Goodwill is tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has seven reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a goodwill impairment test is performed. The Company also has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing a quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period. A quantitative goodwill impairment test is performed by comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value is estimated using a market multiple method, which estimates market multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for comparable entities with similar operations and economic characteristics. Significant assumptions used in estimating the fair value of each reporting unit include the market multiples of EBITDA.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

The Company accounts for a contract with a customer when there is approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s revenues are measured based on consideration specified in the contract of each customer and revenue is recognized as the performance obligations are satisfied by transferring the control of the service or product to a customer.

(a) Revenues from property and amenity management services

Property and amenity management services represent a series of distinct daily services, that in nature are substantially the same, rendered over time. The Company is compensated for these services through monthly management fees and fees associated with ancillary services. Revenue is recognized for the fees associated with the services performed.

(b) Revenues from construction contracts and service operations other than franchisor operations

Revenues are recognized at the time the service is rendered. Certain services including but not limited to restoration and construction contracts, are recognized over time based on percentage of completion, based on a ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

(c) Franchisor operations

The Company operates several franchise systems within its FirstService Brands segment. Initial franchise fees are deferred and recognized over the term of the franchise agreement. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

The Company’s franchise systems operate marketing funds on behalf of franchisees. Advertising fund contributions from franchisees are reported as revenues and advertising fund expenditures are reported as expenses in our statements of earnings. To the extent that contributions received exceed advertising expenditures, the excess amount is accrued and offset as unearned revenue, whereas any expenditures in excess of contributions are expensed as incurred. As such, advertising fund contributions and the related revenues and expenses may be reported in different periods.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of up to fifteen years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses, the current liability is recorded in accrued liabilities, and the non-current portion is recorded in other liabilities.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The determination of fair values of assets and liabilities assumed in business combinations requires the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings.

3.	Revenue from contracts with customers

Within the FirstService Brands segment, franchise fee revenue recognized during the twelve months ended December 31, 2022 that was included in unearned revenues at the beginning of the period was $4,649 (2021 - $4,378). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

The majority of current unearned revenues as at December 31, 2021 was recognized into income during 2022.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized during the twelve months ended December 31, 2022 were $2,014 (2021 - $2,053). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at December 31, 2022 was $8,802 (2021 - $7,501). There were no impairment losses recognized related to those assets in the year.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at December 31, 2022, the aggregate amount of backlog was $631,660 (2021 - $464,134). The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Year ended
	December 31
	2022	2021
Revenues

FirstService Residential	$1,772,258	$1,585,431
FirstService Brands company-owned operations	1,773,446	1,482,701
FirstService Brands franchisor	195,299	176,341
FirstService Brands franchise fee	4,832	4,599

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

4.	Acquisitions

2022 acquisitions:

The Company acquired controlling interests in seven smaller tuck-under acquisitions, which each on an individual basis was immaterial to the financial contribution of the Company’s overall consolidated financial results, one in the FirstService Residential segment and six in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired a regional firm operating in New York City. In the FirstService Brands segment, the Company acquired three independent restoration companies operating in Ontario, Alabama, and Louisiana. The Company also acquired two Paul Davis operations located in Nebraska and Utah, as well as a California Closets franchise located in Oregon.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Accounts receivable	$11,478
Other current assets	11,764
Non-current assets	7,848
Accounts payable	(3,877)
Accrued liabilities	(3,305)
Other current liabilities	(7,114)
Non-current liabilities	(3,804)
Deferred tax liabilities	(2,008)
Redeemable non-controlling interest	(18,262)
$(7,280)

Cash consideration, net of cash acquired of $8,318	$51,994
Acquisition date fair value of contingent consideration	8,933
Total purchase consideration	$60,927

Acquired intangible assets	$28,201
Goodwill	$40,006

“Acquisition-related items” included both transaction costs and contingent acquisition consideration fair value adjustments. Acquisition-related transaction costs for the year ended December 31, 2022 totaled $5,114 (2021 - $1,787). Also included in acquisition-related items was a reversal of $594 related to contingent acquisition consideration fair value adjustments (2021 – expense of $10,236).

The purchase price allocations for certain transactions completed in the last twelve months are not yet complete, pending final determination of the fair value of assets acquired. The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations determined at the time of acquisition during the year ended December 31, 2022. The consideration for the acquisitions during the year ended December 31, 2022 was financed from borrowings under the Credit Agreement and cash on hand.

The amount of revenues and earnings contributed from the date of acquisition and included in the Company’s consolidated results for the year ended December 31, 2022, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2021, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2022	$26,826	$1,261
Supplemental pro forma for 2022 (unaudited)	3,842,946	153,075
Supplemental pro forma for 2021 (unaudited)	3,534,790	181,439

Supplemental pro forma results were adjusted for non-recurring items.

2021 acquisitions:

The Company acquired controlling interests in eighteen smaller tuck-under acquisitions, which each on an individual basis was immaterial to the financial contribution of the Company’s overall consolidated financial results, four in the FirstService Residential segment and fourteen in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired regional firms operating in Florida, Arizona, and New Jersey. In the FirstService Brands segment, the Company acquired ten independent restoration companies operating in Oklahoma, New York City, Indiana, Florida, New Jersey, Hawaii, Virginia, Seattle, and Wisconsin, as well as two fire protection companies operating in Atlanta and Maryland. The Company also acquired two regional operations located in the Midwest U.S., including a California Closets franchise located in Minnesota.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Accounts receivable	$45,619
Other current assets	5,988
Non-current assets	11,260
Accounts payable	(12,030)
Accrued liabilities	(8,886)
Other current liabilities	(12,343)
Non-current liabilities	(1,177)
Deferred tax liabilities	(2,974)
Redeemable non-controlling interest	(18,986)
$6,471

Cash consideration, net of cash acquired of $11,302	$163,221
Acquisition date fair value of contingent consideration	22,537
Total purchase consideration	$185,758

Acquired intangible assets	$42,693
Goodwill	$136,594

In all years presented, the fair values of non-controlling interests for all acquisitions were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of all acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For certain acquisitions completed during the year ended December 31, 2022, goodwill in the amount of $15,797 is deductible for income tax purposes (2021 - $86,081).

The determination of fair values of assets acquired and liabilities assumed in business combinations required the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired. Intangible assets acquired at fair value on the date of acquisition are recorded using the income approach on an individual asset basis. The assumptions used in estimating the fair values of intangible assets include future EBITDA margins, revenue growth rates, expected attrition rates of acquired customer relationships and the discount rates.

The Company typically structures its business acquisitions to include contingent consideration. Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the consolidated balance sheet as at December 31, 2022 was $34,188 (see note 18). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $32,258 to a maximum of $37,950. These contingencies will expire during the period extending to October 2025. During the year ended December 31, 2022, $6,806 was paid with reference to such contingent consideration (2021 - $25,525).

5.	Leases

The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 16 years, some of which may include options to extend the leases for up to 10 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the twelve months ended December 31, 2022 was $49,544 (2021 - $44,012).

Other information related to leases was as follows (in thousands, except lease term and discount rate):

Supplemental Cash Flows Information, twelve months ended December 31	2022

Cash paid for amounts included in the measurement of operating lease liabilities	$45,774
Right-of-use assets obtained in exchange for operating lease obligation	$92,808

Weighted Average Remaining Operating Lease Term	7 years
Weighted Average Discount Rate	4.3%

Future minimum operating lease payments under non-cancellable leases as of December 31, 2022 were as follows:

2023	$54,989
2024	46,825
2025	38,017
2026	29,925
2027	20,734
Thereafter	62,859
Total future minimum lease payments	253,349
Less imputed interest	(35,647)
Total	217,702

6.	Other income, net

	2022	2021

Gain on disposal of business	$-	$(12,518)
Gain on sale of building asset	-	(7,291)
Other income	(146)	(3,590)
	$(146)	$(23,399)

During the third quarter of the prior year, the Company completed the divestiture of its Florida-based pest control business for cash consideration of $15,780. The pre-tax gain on disposal was $12,518. During the fourth quarter of the prior year, the Company also sold a building in South Florida for proceeds of $8,300. The pre-tax gain on the sale was $7,291. Both of the above items were in the FirstService Residential segment.

7.	Components of working capital accounts

	December 31,	December 31,
	2022	2021

Inventories
Work-in-progress	$177,134	$109,419
Finished goods	32,340	24,657
Supplies and other	32,867	27,311
	$242,341	$161,387

Accrued liabilities
Accrued payroll and benefits	$146,852	$165,116
Value appreciation plans	9,403	1,402
Customer advances	6,397	5,490
Other	119,672	114,396
	$282,324	$286,404

8.	Fixed assets

December 31, 2022		Accumulated
	Cost	depreciation	Net

Land	$1,279	$-	$1,279
Buildings	9,277	3,620	5,657
Vehicles	128,047	84,041	44,006
Furniture and equipment	161,142	104,565	56,577
Computer equipment and software	175,544	130,542	45,002
Leasehold improvements	50,619	36,128	14,491
	$525,908	$358,896	$167,012

December 31, 2021		Accumulated
	Cost	depreciation	Net

Land	$1,281	$-	$1,281
Buildings	4,723	3,018	1,705
Vehicles	108,004	67,477	40,527
Furniture and equipment	135,179	85,395	49,784
Computer equipment and software	139,613	109,173	30,440
Leasehold improvements	48,645	34,316	14,329
	$437,445	$299,379	$138,066

Included in fixed assets are vehicles, office and computer equipment under finance lease at a cost of $32,207 (2021 - $26,429) and net book value of $12,712 (2021 - $9,375).

9.	Intangible assets

December 31, 2022	Gross
	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$451,970	$163,913	$288,057
Franchise rights	53,702	36,919	16,783
Trademarks and trade names	29,424	18,705	10,719
Management contracts and other	120,335	67,443	52,892
	$655,431	$286,980	$368,451

	Gross
December 31, 2021	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$436,034	$133,566	$302,468
Franchise rights	47,536	33,320	14,216
Trademarks and trade names	29,729	18,126	11,603
Management contracts and other	108,359	54,539	53,820
	$621,658	$239,551	$382,107

During the year ended December 31, 2022, the Company acquired the following intangible assets:

		Estimated
		weighted
		average
		amortization
	Amount	period (years)

Customer relationships	$15,398	10.0
Management Contracts and other	12,803	5.5
	$28,201	8.0

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2023	$45,644
2024	43,534
2025	42,622
2026	41,121
2027	40,174

10.	Goodwill

	FirstService	FirstService
	Residential	Brands	Consolidated

Balance, December 31, 2020	$227,736	$476,002	$703,738
Goodwill acquired during the year	25,471	111,123	136,594
Goodwill disposed during the year	(1,150)	-	(1,150)
Other items	4,241	(198)	4,043
Foreign exchange	137	-	137
Balance, December 31, 2021	256,435	586,927	843,362
Goodwill acquired during the year	2,219	37,787	40,006
Other items	2,562	2,117	4,679
Foreign exchange	(1,412)	(549)	(1,961)
Balance, December 31, 2022	$259,804	$626,282	$886,086

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. Based on the quantitative assessment in 2022, the Company has concluded that goodwill is not impaired. There were no triggering events since the impairment test in August.

11.	Long-term debt

December 31,
2022

Credit Agreement	$568,672
3.84% Senior Notes	90,000
4.53% Notes	60,000
Capital leases maturing at various dates through 2026	15,334
Other long-term debt maturing at various dates up to 2023	457
734,463
Less: current portion	35,665

Long-term debt - non-current	$698,798

The Company has $90,000 of Senior Notes bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments which began on January 16, 2021.

In February 2022, the Company entered into a second amended and restated credit agreement providing for a $1,000,000 revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2027. The new revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The weighted average interest rate for 2022 was 3.75%. The Facility had $381,845 of available un-drawn credit as at December 31, 2022. As of December 31, 2022, letters of credit in the amount of $15,655 were outstanding ($17,111 as at December 31, 2021). The current revolving credit facility replaced the Company’s previous $450,000 revolving credit facility and $440,000 term loan (drawn in a single advance) that were set to mature in January 2023 and June 2024, respectively. The new revolving credit facility was used to repay the remaining term loan balance of $407,000 under the prior credit agreement, and will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions. The Company assessed whether the repayment of the term loan balance and expansion of the revolving credit facility constituted a substantial change in the terms of the underlying debt agreements and as a result, this transaction has been treated as a debt extinguishment.

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

In September 2022, the Company entered into two new revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $450,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $150,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facilities each have a three-year term ending September 29, 2025. The Company has the ability to issue incremental Note tranches under the Facilities, subject to acceptance by New York Life or Prudential, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2022 was 3.78% (2021 – 2.8%). The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2023	$35,665
2024	33,786
2025	32,939
2026	2,207
2027 and thereafter	629,866

12.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2022	2021

Balance, January 1	$219,135	$193,034
RNCI share of earnings	9,381	7,422
RNCI redemption increment	14,552	13,496
Distributions paid to RNCI	(8,061)	(9,241)
Purchases of interests from RNCI, net	(21,451)	(6,510)
RNCI recognized on business acquisitions	18,262	18,986
Other	1,611	1,948
Balance, December 31	$233,429	$219,135

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Common Shares. The redemption amount as of December 31, 2022 was $208,946 (2021 - $215,143). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at December 31, 2022, approximately 1,700,000 such shares would be issued, and would have resulted in an increase of $0.42 to earnings per share for the year ended December 31, 2022.

13.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Common Shares having one vote per share.

The following table provides a summary of total capital stock issued and outstanding:

	Common Shares
	Number	Amount

Balance, December 31, 2022	44,226,493	$813,029

14.	Stock-based compensation

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at December 31, 2022, there were 557,850 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the year ended December 31, 2022 is as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	1,951,035	$104.41
Granted	600,000	148.72
Exercised	(213,462)	57.58
Shares issuable under options - December 31, 2022	2,337,573	$120.06	2.5	$38,459
Options exercisable - End of period	997,476	$98.00	1.5	$30,465

The Company incurred stock-based compensation expense related to these awards of $18,046 during the year ended December 31, 2022 (2021 - $14,746).

As at December 31, 2022, the range of option exercise prices was $66.31 to $162.25 per share. Also as at December 31, 2022, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $38,459 and 1.23 years, respectively.

The following table summarizes information about option exercises during year ended December 31, 2022:

2022

Number of options exercised	213,462

Aggregate fair value	$29,529
Intrinsic value	17,233
Amount of cash received	12,296

As at December 31, 2022, there was $17,414 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the year ended December 31, 2022, the fair value of options vested was $12,623 (2021 - $9,789).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

2022

Risk free rate	1.8%
Expected life in years	4.11
Expected volatility	30.8%
Dividend yield	0.6%

Weighted average fair value per option granted	$33.29

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

15.	Income tax

Income tax differs from the amounts that would be obtained by applying the statutory rate to the respective year’s earnings before tax. Differences result from the following items:

	2022	2021

Income tax expense using combined statutory rate of 26.5% (2021 - 26.5%, 2020 - 26.5%)	$51,405	$55,386
Permanent differences	584	749
Adjustments to tax liabilities for prior periods	230	610
Non-deductible stock-based compensation	4,782	3,908
Foreign, state and provincial tax rate differential	(8,043)	(8,047)
Other taxes	16	269
Provision for income taxes as reported	$48,974	$52,875

Earnings before income tax by jurisdiction comprise the following:

	2022	2021

Canada	$32,125	$22,174
United States	161,856	186,831
Total	$193,981	$209,005

Income tax expense (recovery) comprises the following:

	2022	2021

Current
Canada	$8,401	$5,688
United States	32,585	49,252
	40,986	54,940

Deferred
Canada	431	(195)
United States	7,557	(1,870)
	7,988	(2,065)
Total	$48,974	$52,875

The significant components of deferred income tax are as follows:

	2022	2021

Deferred income tax assets
Loss carry-forwards	$2,251	$2,203
Expenses not currently deductible	31,353	37,809
Allowance for credit losses	4,779	5,108
Inventory and other reserves	3,357	894
	41,740	46,014

Deferred income tax liabilities
Depreciation and amortization	86,175	82,840
Basis differences of partnerships and other entities	2,053	1,151
Prepaid and other expenses deducted for tax purposes	1,896	1,607
	90,124	85,598
Net deferred income tax asset (liability) before valuation allowance	(48,384)	(39,584)
Valuation allowance	1,017	726
Net deferred income tax asset (liability)	$(49,401)	$(40,310)

The recoverability of deferred income tax assets is dependent on generating sufficient taxable income before the 20 year loss carry-forward limitation. Although realization is not assured, the Company believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The Company has gross operating loss carry-forwards as follows:

	Loss carry forward		Gross losses not recognized		Net
	2022	2021	2022	2021	2022	2021

Canada	$2,336	$2,059	$-	$-	$2,336	$2,059
United States	24,102	18,131	18,324	13,455	5,778	4,676

These amounts above are available to reduce future federal, state, and provincial income taxes in their respective jurisdictions. Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 6 to 20 years.

Cumulative unremitted earnings of US and foreign subsidiaries approximated $842,671 as at December 31, 2022 (2021 - $744,512). Income tax is not provided on the unremitted earnings of US and foreign subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in these subsidiaries.

The gross unrecognized tax benefits are $148 (2021 - $148). Of this balance, $148 (2021 - $148) would affect the Company’s effective tax rate if recognized. For the year ended December 31, 2022, there was no adjustment to interest and penalties related to provisions for income tax (2021 - nil). As at December 31, 2022, the Company had accrued $38 (2021 - $38) for potential income tax related interest and penalties.

The Company’s significant tax jurisdictions include the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

16.	Net earnings per common share

The following table reconciles the denominator used to calculate earnings per common share:

	2022	2021

Shares issued and outstanding at beginning of period	44,013,031	43,587,554
Weighted average number of shares:
Issued during the period	162,076	253,280
Weighted average number of shares used in computing basic earnings per share	44,175,107	43,840,834
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	318,900	559,985
Number of shares used in computing diluted earnings per share	44,494,007	44,400,819

17.	Other supplemental information

	2022	2021

Franchisor operations
Revenues	$195,299	$176,341
Operating earnings	68,255	57,389
Initial franchise fee revenues	4,832	4,599
Depreciation and amortization	7,445	7,981
Total assets	228,888	196,171

Cash payments made during the period
Income taxes	$55,114	$60,093
Interest	23,687	14,632

Non-cash financing activities
Increases in finance lease obligations	$9,764	$5,429

18.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines.

Interest rate risk

The Company maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars. A portion of revenue is generated by the Company’s Canadian operations. The Company’s head office expenses are incurred in Canadian dollars which is economically hedged by Canadian dollar denominated revenue.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2022:

	Carrying value at	Fair value measurements
	December 31, 2022	Level 1	Level 2	Level 3

Contingent consideration liability	$34,188	$-	$-	$34,188
Interest rate swap asset	4,704	-	4,704	-

The Company has one interest rate swap in place to exchange the floating interest rate on $100,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap asset was calculated through discounting future expected cash flows using the appropriate prevailing interest rate swap curve adjusted for credit risk. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

	2022	2021

Balance, January 1	$32,346	$24,128
Amounts recognized on acquisitions	8,933	22,537
Fair value adjustments	(594)	10,236
Resolved and settled in cash	(6,806)	(25,525)
Other	309	970
Balance, December 31	$34,188	$32,346

Less: current portion	$25,537	$7,491
Non-current portion	$8,651	$24,855

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 2 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.5% to 5.0%). The following are estimates of the fair values for other financial instruments:

	2022		2021
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,881	$4,881	$4,719	$4,719
Long-term debt	734,463	736,818	652,804	661,492

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

19.	Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

20.	Related party transactions

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2022 was $4,350 (2021 - $4,382). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2022, the Company had $2,374 of loans receivable from minority shareholders ( December 31, 2021 - $1,774). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

21.	Segmented information

Operating segments

The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office. The reportable segment information excludes intersegment transactions.

2022	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$1,772,258	$1,973,577	$-	$3,745,835
Depreciation and amortization	28,611	81,439	90	110,140
Operating earnings (loss)	138,873	111,638	(31,485)	219,026
Other income, net				146
Interest expense, net				(25,191)
Income taxes				(48,974)

Net earnings				$145,007

Total assets	$836,691	$1,931,847	$5,976	$2,774,514
Total additions to long lived assets	56,354	152,960	1,848	211,162

2021	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$1,585,431	$1,663,641	$-	$3,249,072
Depreciation and amortization	28,470	70,404	91	98,965
Operating earnings (loss)	127,297	106,579	(32,234)	201,642
Other income, net				23,399
Interest expense, net				(16,036)
Income taxes				(52,875)

Net earnings				$156,130

Total assets	$805,351	$1,698,257	$5,415	$2,509,023
Total additions to long lived assets	74,968	258,975	2,035	335,978

Geographic information

Revenues in each geographic region are reported by customer locations.

	2022	2021

United States
Revenues	$3,279,533	$2,864,364
Total long-lived assets	1,290,619	1,207,605

Canada
Revenues	$466,302	$384,708
Total long-lived assets	336,474	315,660

Consolidated
Revenues	$3,745,835	$3,249,072
Total long-lived assets	1,627,093	1,523,265